NAME OF REGISTRANT:
Franklin Strategic Series
File No. 811-4894

EXHIBIT ITEM No. 77C:
Submission of matters to a vote of security holders.



FRANKLIN STRATEGIC SERIES

ACTION OF SOLE SHAREHOLDER BY WRITTEN CONSENT

The undersigned, being the sole shareholder of the Franklin Biotechnology Discovery Fund (the "Fund"), a series of Franklin Strategic Series (the "Trust"), does hereby take the following actions and does hereby consent to the following resolutions:


RESOLVED: That the terms and conditions of the Management Agreement dated July 15, 1997 entered into between Franklin Advisers, Inc. and the Trust, be, and it hereby is, approved for the Fund.


By execution hereof, the undersigned shareholder waives prior notice of the foregoing action by written consent.



FRANKLIN RESOURCES, INC.


By:  s/ H.E. Burns
Harmon E. Burns
Executive Vice President

Dated: September 5, 1997